Filed pursuant to Rule 424(b)(3)
                                                             File No. 333-119338

[LOGO] DEARBORN CAPITAL
         MANAGEMENT, LLC                                        October 19, 2005

     SUPPLEMENT DATED OCTOBER 19, 2005 TO PROSPECTUS DATED SEPTEMBER 1, 2005

Dear Investor(s):

              GRANT PARK FUTURES FUND SEPTEMBER PERFORMANCE UPDATE

                                                                       2005
FUND                                                  SEPTEMBER        YTD                   TOTAL NAV        NAV/UNIT
GRANT PARK FUTURES FUND CLASS A UNITS                  -0.04%         -2.72%                   $ 57M         $1,073.489
GRANT PARK FUTURES FUND CLASS B UNITS                  -0.11%         -3.41%                   $240M         $  952.545

                                                                       2005       % OF
TRADING ADVISORS                                      SEPTEMBER        YTD        FUND
    Rabar Market Research (Div)                        2.20%          -6.44%       20%
    EMC Capital Management (Classic)                   4.77%           9.16%       22%
    Eckhardt Trading (Global)                         -3.82%          -2.42%        9%
    Graham Capital Management (GDP)                    1.71%          -9.43%       21%
    Winton Capital Management (Div)                   -6.46%           4.36%       19%
    Saxon Investment Corp (Div)                       -1.53%         -16.97%        9%

              ALL PERFORMANCE REPORTED IS NET OF FEES AND EXPENSES


Performance for the Grant Park Futures Fund was relatively flat for the month of September. Losses were largely attributed to the interest rate sector, while positions in stock indices, currencies, metals and the agricultural/soft commodities were profitable. Positions in energies provided mixed results with the sector as a whole reflecting a flat month.

Inflationary concerns dealt a blow to long positions in the interest rate sector as prices weakened both at home and abroad. Additionally, the initial feeling that the U.S. Federal Reserve may hold off on any rate increases until they determine the economic impact of both Hurricane Katrina and Rita proved mistaken as they raised rates another quarter point on September 20th. As a result, the sell-off in treasuries dragged bond markets down across the globe.

Long positions in stock indices enjoyed a positive month, especially for positions in the Nikkei and Hang Seng. News of the landslide victory by Koizumi's Liberal Democratic Party in Japan spurred investors to push the index over 13,000, touching four-year highs. Modest profits were generated in the currency sector, in particular to long positions in the Canadian and Australian dollars, which rallied along side the U.S. dollar. Long positions in gold also contributed to gains for the month, with prices rallying over $34 for the month to close the December futures contract at $472.30 per ounce. Finally, long positions in the energy sector provided mixed results with long crude oil positions posting losses and long natural gas and unleaded gas positions posting gains. Supply concerns for the refined products remained the dominant factor throughout the month.



            555 West Jackson Suite 600 Chicago, IL 60661 312.756.4450
                          312.756.4452 fax    800.217.7955
     Performance Hotline: 866.516.1574 (Toll Free)   www.dearborncapital.com

As most of you are probably aware, one of Grant Park's clearing brokers, Refco, Inc., recently announced its discovery of certain accounting irregularities relating to certain related party transactions involving alleged fraud on the part of Refco's former chief executive officer. Subsequent to Refco's discovery and announcement of these facts, Refco, Inc. and certain of its affiliates filed for Chapter 11 bankruptcy protection. In light of these recent events surrounding Refco and its affiliates, Grant Park has terminated Refco as its clearing broker, and has engaged Man Financial, Inc. and its affiliated entities to serve as one of Grant Park's clearing brokers. UBS Financial Services, Inc. continues to act as Grant Park's other clearing broker. As of today, approximately 7% of Grant Park's assets are held at Refco, LLC and Refco Securities, LLC, two of Refco's regulated entities that were not included in the bankruptcy filing. We are in the process of transferring these assets to Man Financial, Inc. and currently expect that the full amount of Grant Park's assets held at Refco will be transferred within the next several days. Once the assets have been transferred in whole, Grant Park intends to cease all clearing relations with Refco, Inc. and its affiliates.

Please also feel free to contact our backoffice at funds@dearborncapital.com if you would like access to our website. The website contains daily performance as well as weekly and monthly performance with commentary. Please specify a user ID and password on your request. If you have any questions or concerns regarding your account, please do not hesitate to call our offices at (312) 756-4450.




Sincerely,

/s/ David Kavanagh

David Kavanagh
President

Enclosures


              PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS
                 FUTURES TRADING INVOLVES A HIGH DEGREE OF RISK
                      AND IS NOT SUITABLE FOR ALL INVESTORS
           THIS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITY FOR SALE,
                           OFFERING BY PROSPECTUS ONLY

  DAILY FUND PERFORMANCE IS AVAILABLE ON OUR WEBSITE AT WWW.DEARBORNCAPITAL.COM
    ALONG WITH WEEKLY COMMENTARY. PLEASE E-MAIL FUNDS@DEARBORNCAPITAL.COM TO
     REQUEST ACCESS. WEEKLY PERFORMANCE INFORMATION IS ALSO AVAILABLE ON OUR
       PERFORMANCE HOTLINE AT (312)788-2272 OR (866) 516-1574 (TOLL FREE).



            555 West Jackson Suite 600 Chicago, IL 60661 312.756.4450
                          312.756.4452 fax    800.217.7955
     Performance Hotline: 866.516.1574 (Toll Free)   www.dearborncapital.com

                  GRANT PARK FUTURES FUND, LIMITED PARTNERSHIP
                               ACCOUNT STATEMENT
                      (PREPARED FROM BOOKS WITHOUT AUDIT)
                              FOR THE MONTH ENDED
                               SEPTEMBER 30, 2005

STATEMENT OF INCOME
-------------------

                                           MONTH TO DATE        YEAR TO DATE       MONTH TO DATE        YEAR TO DATE
                                            (A UNITS)             (A UNITS)          (B UNITS)            (B UNITS)
                                             IN US $               IN US $            IN US $              IN US $
TRADING INCOME (LOSS):
----------------------


Realized Trading Income (Loss)                110,113           (1,765,720)            461,370           (4,789,825)
Change in Unrealized Income (Loss)            (24,534)           2,706,402            (102,795)          10,077,596
Brokerage Commission                          (51,450)            (450,235)           (215,574)          (1,628,237)
Exchange, Clearing Fee and NFA Charges        (15,608)             (58,350)            (65,397)            (220,796)
Other Trading Costs                           (32,742)            (246,445)           (137,187)            (890,687)
Change in Accrued Commission                   26,433               28,333             110,751              118,242
                                           ----------           ----------         -----------          -----------

  NET TRADING INCOME (LOSS)                    12,212              213,985              51,168            2,666,293
                                           ----------           ----------         -----------          -----------

OTHER INCOME:
------------
Interest, U.S. Obligations                     76,661              577,878             321,206            2,109,454
Interest, Other                                78,032              699,050             326,950            2,550,286
                                           ----------           ----------         -----------          -----------

  TOTAL INCOME (LOSS)                         166,905            1,490,913             699,324            7,326,033
                                           ----------           ----------         -----------          -----------

EXPENSES:                                                                0                                        0
--------
Management Fee                                                           0                                        0
Incentive Fee                                (128,418)             367,968            (538,067)           1,275,708
Operating Expenses                             12,228              164,673              51,234              591,185
O&O Expenses                                    9,782               96,894             122,962            1,511,407
Brokerage Expenses                            295,915            3,018,147           1,332,094           11,359,743
Illinois Replacement Tax                            0                    0                   0                    0
                                           ----------           ----------         -----------          -----------

  TOTAL EXPENSES                              189,507            3,647,682             968,223           14,738,043
                                           ----------           ----------         -----------          -----------

     NET INCOME (LOSS)                        (22,602)          (2,156,769)           (268,899)          (7,412,010)
                                           ==========         ============         ===========        =============

STATEMENT OF CHANGES IN NET ASSET VALUE
---------------------------------------

Beginning Balance                          58,484,447           69,683,894         237,965,292          219,970,138
Additions                                      10,000            7,346,746           7,123,837           52,672,397
Net Income (Loss)                             (22,602)          (2,156,770)           (268,899)          (7,412,010)
Redemptions                                  (855,674)         (17,257,699)         (5,203,051)         (25,613,346)
                                           ----------           ----------         -----------          -----------

BALANCE AS OF SEPTEMBER 30, 2005           57,616,171           57,616,171         239,617,179          239,617,179
                                           ==========         ============         ===========        =============
Total Units Held at End of The Period                         53,671.90082                            251,554.67692
Net Asset Value Per Unit                                         1,073.489                                  952.545
Rate of Return                                 -0.04%               -2.72%              -0.11%               -3.41%

             TO THE BEST OF MY KNOWLEDGE AND BELIEF THE INFORMATION
                   CONTAINED HEREIN IS ACCURATE AND COMPLETE.

                               /s/ David Kavanagh
                               ------------------
                            DAVID KAVANAGH, PRESIDENT

                      FOR DEARBORN CAPITAL MANAGEMENT, LLC
         GENERAL PARTNER OF GRANT PARK FUTURES FUND LIMITED PARTNERSHIP